Question 77 H.  Changes in control of Registrant


Series 4 - Long Horizon Fund

On 12/30/2005, the registrant's investment adviser, AIG SunAmerica Asset Management Corp. (the "Acquirer"), acquired 210,100 of the Long Horizon Fund (the "Acquired Portfolio"), which is a series of the registrant. As a result of this acquisition, the Acquirer acquired approximately 99.98% of the shares of the Acquired Portfolio.

Series 5 - Short Horizon Income Fund

On 12/30/2005, the registrant's investment adviser, AIG SunAmerica Asset Management Corp. (the "Acquirer"), acquired 210,000 of the Short Horizon Income Fund (the "Acquired Portfolio"), which is a series of the registrant. As a result of this acquisition, the Acquirer acquired approximately 98.76% of the shares of the Acquired Portfolio.